MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2021

(Expressed in Canadian Dollars)

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT:  May 13, 2021

This MD&A for New Pacific Metals Corp. and its subsidiaries' ("New Pacific" or the "Company") should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended March 31, 2021 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended June 30, 2020, the related MD&A, and the Annual Information Form dated September 25, 2020 (available on SEDAR at www.sedar.com). The Company reports its financial position, financial performance, and cash flow in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  The Company's significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company's flagship project is the Silver Sand Project.  With experienced management and sufficient technical and financial resources, the Company is well positioned to create shareholder value through exploration and Mineral Resource development.

The Company is publicly listed on the Toronto Stock Exchange ("TSX") under the symbol "NUAG" and on the OTCQX Best Market in the United States under the symbol "NUPMF".  The corporate office and the registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

QUARTERLY HIGHLIGHTS

  Silver Sand Preliminary Economic Analysis ("PEA") continues to advance with approximately 65% completed as at March 31, 2021;
  Maintained working capital of $59.98 million, sufficient to advance the Silver Sand Project and regional exploration initiatives, including the Silverstrike Project and the Carangas Project;
  Acquired 98% interest in the Carangas Silver Project subsequent to quarter-end, with an initial discovery drill program planned for 2021;
  Approved and implemented Company-wide Environmental Policy and Corporate Social Responsibility Policy; and
  Progressed regional project generation.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

PROJECT OVERVIEWS

Silver Sand Project

The Silver Sand Project is located in the Colavi District of Potosí Department in southwestern Bolivia at an elevation of 4,072 metres ("m") above sea level, 25 kilometres ("km") northwest of Potosí City, the department capital.

The project is comprised of two claim blocks, the Silver Sand South and North Blocks, which encompass a total area of 5.42 km2.  The Silver Sand South Block hosts the Silver Sand deposit and is comprised of 17 Autorización Transitoria Especial ("ATE"), formerly known as "mining concessions".  As per the Bolivian Mining and Metallurgy Law, ATEs have been consolidated into a single claim block, termed an Administrative Mining Contract ("AMC").  Detailed explanation of AMCs is presented below:

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or "AJAM"). Under Bolivian Mining and Metallurgy Law, tenure is granted as either an AMC or an exploration license.  Tenure held under previous legislation was converted to ATEs, which are now required to be consolidated into new 25-hectare sized cuadriculas (concessions) and converted to AMCs.  AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading.

AMCs have a fixed term of 30 years and can be extended for a further 30 years if certain conditions are met.  Each contract requires ongoing work and the submission of plans to AJAM.  Exploration licenses permits exploration activities only and must be converted to AMCs to conduct exploitation and development activities.  Exploration licenses are valid for a maximum of five years and provide the holder with the preferential right to request for an AMC.  In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia ("COMIBOL"). In these areas, development and production agreements can be obtained by entering into a Mining Production Contract ("MPC") with COMIBOL.

New Pacific, through its wholly owned subsidiary, Minera Alcira S.A. ("Alcira"), submitted all required documents to AJAM for the consolidation and conversion of the original 17 ATEs, which comprise the core of the Silver Sand Project, to cuadriculas and an AMC.  On January 6, 2020, Alcira signed an AMC with AJAM pursuant to which the 17 ATEs were consolidated into one concession with an area of 3.17 km2.  At this time, this AMC has not been registered by AJAM with the mining register, notary process, or published in the mining gazette.

In addition, New Pacific acquired a 100% interest in three continuous mineral concessions called Jisas, Jardan and El Bronce originally owned by third party private entities. These three concessions, when converted to AMCs, will total 2.25 km2.  Consequently, the total area owned by the Company which comprises the Silver Sand Project is 5.42 km2.

Exploration Progress

Since acquiring the project in 2017, the Company has carried out extensive exploration and resource definition drill programs.  From 2017 to 2019, the Company completed a total of 97,619 m of drilling in 386 diamond core drillholes, representing one of the largest greenfield discovery drill programs in South America during this period.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

On April 14, 2020, the Company released its inaugural National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") Mineral Resource estimate for the Silver Sand Project.  Using a 45 g/t silver cut-off-grade, the independent estimate by AMC Mining Consultants (Canada) Ltd. reported a Measured & Indicated Mineral Resource of 35.39 million tonnes at a grade of 137 g/t silver, containing 155.86 million ounces of silver and Inferred Mineral Resource of 9.84 million tonnes at a grade of 112 g/t silver containing 35.55 million ounces of silver.  For further details, please refer to the Company's news release dated April 14, 2020 and an amended and restated technical report entitled "Silver Sand Deposit Mineral Resource Report (Amended)" with an effective date January 16, 2020 filed under the Company's profile on SEDAR at www.sedar.com and available on the Company's website at www.newpacificmetals.com.

Advanced studies have commenced on the project, and following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline study, respectively.

In response to the COVID-19 pandemic, the Company's Health & Safety Team has implemented Company-wide safety protocols such as 14-day self-isolation where necessary, travel restrictions, remote working and enhanced hygiene controls.  The Company also continues to provide assistance to the communities neighbouring our projects by donating medical, hygiene, personal protective equipment, and food supplies as part of the Company's ongoing social responsibility program.

For the three and nine months ended March 31, 2021, total expenditures of $1,120,001 and $2,901,939, respectively (three and nine months ended March 31, 2020 - $2,395,286 and $10,932,321, respectively) were capitalized under the project.

On January 11, 2019, New Pacific announced that Alcira entered into a Mining Production Contract (the "MPC") with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in  ATEs and cuadriculas owned by COMIBOL adjoining the Company's Silver Sand Project.  The MPC is comprised of two areas. The first area is located to the south and west of the Silver Sand Project.  The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, whereby COMIBOL will apply for exploration and mining rights with AJAM.  Upon granting of the exploration and mining rights, COMIBOL will contribute these additional properties to the MPC.

The MPC was approved by Bolivia's Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia.  As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia.  Presidential elections were held in Bolivia on October 18, 2020 and the President assumed office on November 8, 2020.  The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government's position on these issues could adversely affect the ratification of the MPC and the Company's business.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

There are no known economic mineral deposits, nor any previous drilling or exploration discoveries within the MPC area.  Alcira maintains that the MPC with COMIBOL continues to present an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

In July 2018, the Company entered into an agreement with third party private vendors to acquire their 100% interest in the ATEs located north to the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares to the vendors.  During Fiscal 2019 and Fiscal 2020, cash payments of $1,052,480 (US$800,000) were paid and 541,000 common shares were issued to the vendors.  During the nine months ended March 31, 2021, the final payment of $263,120 (US$200,000) in cash were paid and 291,000 common shares were issued to the vendors.

Silverstrike Project

The Silverstrike Project is located approximately 140 km southwest of La Paz, Bolivia and within 50 km from Bolivia's border with Chile.  A foreign entity cannot own title to property within the 50 km border zone, but may act as a principal joint venture partner over such properties in mining association agreements under Bolivian mining laws.

In December 2019, the Company signed a mining association agreement and acquired a 98% joint venture interest in the Silverstrike Project from a private Bolivian corporation by making a one-time cash payment of $1,782,270 (US$1,350,000).  The private Bolivian corporation is owned 100% by Bolivian nationals and holds the title to the nine ATEs (covering an area of approximately 13 km2) that comprise the project.  Under the mining association agreement, the Company is required to cover 100% of future expenditures including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project.  The agreement has a term of 30 years and is renewable for another 15 years.  The mining association agreement is subject to approval by AJAM.  While the Company believes the contractual relationship and the structure it has in place with the Bolivian corporation for the Silverstrike Project is legally compliant with the 50 km border restrictions, there is no assurance that the Bolivian corporation will be successful in obtaining approval of the agreement from AJAM, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian governmental authorities.

The Silverstrike Project shares many similarities with the Silver Sand Project pre-discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district - the Berenguela District, presence of felsic Tertiary intrusive rocks with corresponding multiple silver rich occurrences associated with sercitic alteration and the area is largely underexplored with limited modern exploration applied.  The vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

During 2020, the Company's exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow, high-grade, near-surface broad-zones of silver mineralization.  Please refer to the Company's news release dated September 29, 2020 for details on the exploration program at northern areas of the project and to the news release dated November 19, 2020 for details on exploration activities and field work on the central and southern areas of the project.

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

For the three and nine months ended March 31, 2021, total expenditures of $539,911 and $1,821,588, respectively (three and nine months ended March 31, 2020 - $421,925 and $427,127, respectively) were capitalized under the project.

Carangas Project

Subsequent to March 31, 2021, the Company signed a mining association agreement with a private Bolivian company (the "Vendor") and acquired a 98% joint venture interest in the Carangas silver project.

The Carangas Project is located approximately 180 km southwest of the city of Oruro and within the 50 km from Bolivia's border with Chile.  The Vendor is owned 100% by Bolivian nationals and holds title to the two exploration licenses (covering an area of 6.25 km2) that comprise the Carangas Project. Under the mining association agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities.  The agreement has a term of 30 years and is renewable for an additional 15 years.  An initial discovery diamond drill program is planned to commence upon receipt of the required permits from AJAM.  While the Company believes the contractual relationship and the structure it has in place with the Vendor for the Carangas Project is legally compliant with the 50 km border restrictions, there is no assurance that the Vendor will be successful in obtaining the approval of AJAM when converting exploration licenses to AMCs, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian governmental authorities.

Tagish Lake Gold Project

The Tagish Lake Gold Project ("TLG Project"), covering an area of approximately 170 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

During Fiscal 2020, the Company performed a strategic review on the TLG Project and established Whitehorse Gold Corp. ("Whitehorse Gold") to acquire the TLG Project from the Company for a cash consideration of $3,000,000 plus 20,000,000 Whitehorse Gold common shares ("spin-out shares").

On November 18, 2020, the Company distributed all of the spin-out shares held by it to the Company's shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia).  The spin-out shares were valued at $8,856,267 upon distribution.  Assets and liabilities of Whitehorse Gold and TLG Project which were classified as held for distribution as at June 30, 2020 in the amount of $11,849,971 and $122,178, respectively, were disposed upon completion of the spin-out.  On November 15, 2020, Whitehorse Gold's common shares were listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "WHG".  As a result of the spin-out, the Company no longer holds an interest in the TLG Project.

For the three and nine months ended March 31, 2021, total expenditures of $nil and $400,838, respectively (three and nine months ended March 31, 2020 - $nil and $nil, respectively) were capitalized under the TLG Project.

The project's carrying value of $12,220,838 (including $11,820,000 classified as assets held for distribution as at June 30, 2020) was disposed upon the completion of the Whitehorse Gold spin-out transaction.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

RZY Silver-Lead-Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project.  The RZY Project is located approximately 237 km from the city of Yushu, Tibetan Autonomous Prefecture, or 820 km from Qinghai Province's capital city of Xining.  In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company's subsidiary, Qinghai Found Mining Co., Ltd. ("Qinghai Found"), reached a compensation agreement with the Qinghai Government for the RZY Project.  Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million).  As of March 31, 2021, the process was under review and subject to approval by the Qinghai Government.

The continuity schedule of mineral property acquisition costs, deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	601,466	976	-	-	602,442
Drilling and assaying	6,521,210	2,237	-	-	6,523,447
Project management and support	4,546,717	586,052	-	-	5,132,769
Camp service	661,514	50,837	-	-	712,351
Camp construction	32,406	-	-	-	32,406
Permitting	51,358	-	105,056	-	156,414
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	290,220	-	-	-	290,220
Other	26,854	-	-	-	26,854
Impairment recovery	-	-	11,714,944	-	11,714,944
Reclassified to assets held for distribution	-	-	(11,820,000)	-	(11,820,000)
Foreign currency impact	2,979,031	59,546	-	40,800	3,079,377
Balance, June 30, 2020	$88,992,194	$2,481,918	$-	$3,575,464	$95,049,576
Capitalized exploration expenditures
Reporting and assessment	450,181	5,229	60,959	-	516,369
Drilling and assaying	59,595	219,917	-	-	279,512
Project management and support	2,111,346	1,449,526	-	-	3,560,872
Camp service	204,419	132,736	-	-	337,155
Camp construction	59,669	-	275,999	-	335,668
Permitting	16,729	14,180	63,880	-	94,789
Disposal upon spin-out distribution	-	-	(400,838)		(400,838)
Foreign currency impact	(6,368,040)	(168,770)	-	(16,690)	(6,553,500)
Balance, March 31, 2021	$85,522,673	$4,134,736	$-	$3,558,774	$93,216,183

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

INVESTMENTS OVERVIEW

Short-Term Investments

Short-term investments consist of the following:

	March 31, 2021	June 30, 2020
Guaranteed Investment Certificates	$-	$20,003,028
Bonds	155,194	630,744
	$155,194	$20,633,772

Equity Investments

Equity investments represent equity interests of other publicly traded or privately held companies that the Company has acquired through the open market or through private placements.  These equity interests consist of common shares, preferred shares, and warrants.

The Company's equity investments are summarized as follows:

	March 31, 2021	June 30, 2020
Common or preferred shares
Public companies	$745,100	$4,795,960
Warrants
Public companies	220,980	807,631
	$966,080	$5,603,591

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended March 31, 2021 was $2,147,396 or $0.01 per share (three months ended March 31, 2020 - net loss of $1,733,133 or $0.01 per share).  The Company's financial results were mainly impacted by the following: (i) operating expenses of $2,038,987 compared to $1,532,848 in the prior year quarter; (ii) income from investments of $84,164 compared to loss of $1,594,956 in the prior year quarter; and (iii) foreign exchange loss of $195,675 compared to gain of $1,390,100 in the prior year quarter.

For the nine months ended March 31, 2021, net loss attributable to equity holders of the Company was $5,974,587 or $0.04 per share compared to net loss of $2,047,019 or $0.01 per share for the nine months ended March 31, 2020.

Operating expenses for the three and nine months ended March 31, 2021 were $2,038,987 and $5,693,629, respectively (three and nine months ended March 31, 2020 - $1,532,848 and $4,166,921, respectively).  Items included in operating expenses were as follows:

(i) Project evaluation and corporate development expenses for the three and nine months ended March 31, 2021 of $387,362 and $869,530, respectively (three and nine months ended March 31, 2020 - $nil and $nil, respectively). The Company is actively seeking and evaluating other exploration and investment opportunities in Bolivia.

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

(ii) Filing and listing fees for the three and nine months ended March 31, 2021 of $93,621 and $353,178, respectively (three and nine months ended March 31, 2020 - $30,352 and $238,218).  The increase in filing and listing fees in the current period was a result of the Company's graduation from TSXV to TSX.

(iii) Investor relations expenses for the three and nine months ended March 31, 2021 of $121,320 and $335,146, respectively (three and nine months ended March 31, 2020 - $152,995 and $593,568, respectively).  Decrease in investor relations expenses was a result of reduced activities due to the COVID-19 pandemic.

(iv) Professional fees for the three and nine months ended March 31, 2021 of $67,881 and $514,285, respectively (three and nine months ended March 31, 2020 - $69,360 and $282,156, respectively).  The increase in professional fees in the current period compared to 2020 was related to the Whitehorse Gold spin-out transaction and the Company's graduation to the TSX.

(v) Salaries and benefits expense for the three and nine months ended March 31, 2021 of $663,383 and $1,527,029, respectively (three and nine months ended March 31, 2020 - $396,764 and $1,225,321, respectively).  Salaries and benefits increased in the current period as a result of the annual incentive payout.

(vi) Office and administration expenses for the three and nine months ended March 31, 2021 of $196,917 and $642,987, respectively (three and nine months ended March 31, 2020 - $174,312 and $523,798, respectively).  Office and administrative expenses increased in the current period as a result of the inclusion of the Company's La Paz office expenses as it started to function as a regional office with duty of oversight of multiple projects.  In the past, the La Paz office expenses were capitalized under the Silver Sand Project as its sole function was to serve that single project.

(vii) Share-based compensation for the three and nine months ended March 31, 2021 of $494,521 and $1,408,927, respectively (three and nine months ended March 31, 2020 - $705,653 and $1,294,734, respectively).

Income from investments for the three months ended March 31, 2021 was $84,164 (three months ended March 31, 2020 - loss of $1,594,956) and comprised of a $36,753 gain on the Company's equity investments, a $2,161 loss on bonds, and $49,572 in interest earned from GICs and other cash accounts.

For the nine months ended March 31, 2021, income from investments was $788,628 compared to $860,146 for the nine months ended March 31, 2020.

Foreign exchange loss for the three months ended March 31, 2021 was $195,675 (three months ended March 31, 2020 - gain of $1,390,100).  The Company holds a large portion of cash and short-term investments in US dollars to support its operations in Bolivia.  Revaluation of these US dollar denominated financial assets to their Canadian dollar functional currency equivalents will result in unrealized foreign exchange gain or loss for the relevant reporting periods.  During the three months ended March 31, 2021, the US dollar depreciated by 1.2% against the Canadian dollar (from 1.2732 to 1.2575) while in the comparative quarter of 2020 the US dollar appreciated by 9.2% against the Canadian dollar (from 1.2988 to 1.4187).

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

For the nine months ended March 31, 2021, foreign exchange loss was $1,074,454 (nine months ended March 31, 2020 - gain of $1,243,563).

Selected Quarterly Information
	For the Quarters Ended
	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020
Operating expense	$2,038,987	$1,627,241	$2,027,401	$2,021,033
Income (loss) from Investments	84,164	(139,364)	843,828	901,368
Impairment recovery of mineral property interests	-	-	-	11,714,944
Other income (loss)	(195,675)	(557,056)	(324,667)	(619,180)
Net (loss) income	(2,150,498)	(2,323,661)	(1,508,240)	9,976,099
Net (loss) income attributable to equity holders	(2,147,396)	(2,321,588)	(1,505,603)	9,979,318
Basic and diluted earnings (loss) per share	(0.01)	(0.02)	(0.01)	0.06
Total assets	159,294,151	161,972,334	176,599,545	178,816,058
Total liabilities	1,019,886	1,502,777	2,026,143	2,043,514
	For the Quarters Ended
	Mar. 31, 2020	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019
Operating expense	$1,532,848	$1,625,133	$1,008,940	$949,529
Income (loss) from Investments	(1,594,956)	339,654	2,115,448	(203,178)
Impairment of mineral property interests	-	-	-	(779,823)
Other income (loss)	1,390,100	(322,879)	176,342	(353,416)
Net income (loss)	(1,737,704)	(1,608,358)	1,282,850	(2,285,946)
Net income (loss) attributable to equity holders	(1,733,133)	(1,599,824)	1,285,938	(2,141,800)
Basic and diluted earnings (loss) per share	(0.01)	(0.01)	0.01	(0.01)
Total assets	147,979,848	139,648,018	127,078,569	124,248,395
Total liabilities	2,014,874	1,860,517	2,663,415	2,368,392

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash used in operating activities for the three and nine months ended March 31, 2021 was $1,541,909 and $4,876,909, respectively (three and nine months ended March 31, 2020 - $757,588 and $2,741,789, respectively).  The increase during the current period was mainly due to the increase in operating expense and negative impact from change in non-cash operating working capital.

Cash provided by investing activities for the three months ended March 31, 2021 was $4,559,647 (three months ended March 31, 2020 - $4,486,867).  Cash flows from investing activities were mainly impacted by: (i) capital expenditures for mineral properties and equipment of $1,413,310 on the exploration projects in Bolivia compared to $2,100,414 in the comparative period; and (ii) proceeds of $6,000,000 from maturity of GIC compared to $6,701,906 net proceeds from disposal of bonds and equity investments in the comparative period.

For the nine months ended March 31, 2021, cash provided by investing activities was $21,128,450 (nine months ended March 31, 2020 - cash used in investing activities of $3,700,193).

Cash provided by financing activities for the three months ended March 31, 2021 was $302,954 (three months ended March 31, 2020 - $517,052).  Cash flows from financing activities during the quarter were proceeds arising from stock options exercised.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

For the nine months ended March 31, 2021, cash provided by financing activities was $1,005,108 (nine months ended March 31, 2020 - $16,588,486).  In the comparative period, the Company received net proceeds of $15,833,533 from the BMO bought deal financing announced and discussed in the Company's news releases dated May 19, 2020, May 26, 2020 and June 9, 2020.

Liquidity and Capital Resources

As at March 31, 2021, the Company had working capital of $59,982,738 (June 30, 2020 - $71,720,986), comprised of cash and cash equivalents of $60,040,843 (June 30, 2020 - $40,644,346), short term investments of $155,194 (June 30, 2020 - $20,633,772), assets held for distribution of $nil (June 30, 2020 - $11,849,971), and other current assets of $806,587 (June 30, 2020 - $636,411) offset by current liabilities of $1,019,886 (June 30, 2020 - $2,043,514).  Management believes that the Company has sufficient funds to support its normal exploration and operating requirements on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments.  To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company's operations, the Company may need to raise additional funds through public or private debt or equity financing.  If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's common shares.  No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders.  If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations.  The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

In addition, the current COVID-19 pandemic has caused significant disruption to global economic conditions, which may adversely impact the Company's results.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework.  The Board has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 - Fair Value Measurement ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2021 and June 30, 2020 that are not otherwise disclosed.  As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$60,040,843	$-	$-	$60,040,843
Short-term investments - bonds	155,194	-	-	155,194
Common or preferred shares	430,653	-	-	430,653
Warrants	-	535,427	-	535,427

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$40,644,346	$-	$-	$40,644,346
Short-term investments - bonds	630,744	-	-	630,744
Common or preferred shares	4,795,960	-	-	4,795,960
Warrants	-	807,631	-	807,631

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2021 and June 30, 2020, respectively.

There were no transfers into or out of Level 3 during the three and nine months ended March 31, 2021.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations.  Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements.  As at March 31, 2021, the Company had a working capital position of $59,982,738 and sufficient cash resources to meet the Company's short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following summarizes the remaining contractual maturities of the Company's financial liabilities:

	March 31, 2021		June 30, 2020
	Due within a year	Total	Total
Trade and other payables	$941,775	$941,775	$1,573,474
Due to a related party	78,111	78,111	84,742
Payable for mineral property acquisition	-	-	263,120
	$1,019,886	$1,019,886	$1,921,336

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currency.  The Company's functional currency is the Canadian dollar.  The Company currently does not engage in foreign exchange currency hedging.  The Company's exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	March 31, 2021	June 30, 2020
United States dollars	$14,992,712	$15,206,715
Bolivianos	628,713	404,952
Chinese RMB	274,669	218,216
Financial assets in foreign currency	$15,896,094	$15,829,883

United States dollars	$291,115	$589,986
Chinese RMB	233,005	137,725
Financial liabilities in foreign currency	$524,120	$727,711

As at March 31, 2021, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $147,000.

As at March 31, 2021, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $6,000.

As at March 31, 2021, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $500.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company's cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity.  The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2021.  The Company, from time to time, also owns GICs and bonds that earn interest payments at fixed rates to maturity.  Fluctuation in market interest rates usually will have an impact on bond's fair value.  An increase in market interest rates will generally reduce bond's fair value while a decrease in market interest rates will generally increase it.  The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables.  The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board.  Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions.  Bonds by nature are exposed to more credit risk than cash.  The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries.  As at March 31, 2021, the Company had a receivables balance of $364,180 (June 30, 2020 - $413,594).

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Based upon the Company's portfolio as at March 31, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $97,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties.  The balances with related parties are unsecured, non-interest bearing, and due on demand.  Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	March 31, 2021	June 30, 2020
Silvercorp Metals Inc.	$78,111	$84,742

Silvercorp Metals Inc. ("Silvercorp") has two directors and one officer in common with the Company.  Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company.  Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three and nine months ended March 31, 2021 were $203,356 and $599,771, respectively (three and nine months ended March 31, 2020 - $151,288 and $575,635, respectively).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements.  These critical accounting estimates represent management's estimates that are uncertain and any changes in these estimates could materially impact the Company's consolidated financial statements.  Management continuously reviews its estimates and assumptions using the most current information available.  The Company's critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

  Authorized - unlimited number of common shares without par value.

  Issued and outstanding - 153,868,446 common shares with a recorded value of $194.8 million.

  Shares subject to escrow or pooling agreements - nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price $	Expiry Date
695,000	0.55	October 31, 2021
1,073,000	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,512,999	2.15	February 21, 2024
3,480,999	$1.49

(c) RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

RSUs Outstanding	Grant Date Price $
1,012,550	$5.31

RISK FACTORS

The Company is subject to many risks which are outlined in this MD&A and in the Company's Annual Information Form, NI 43-101 technical report and other public filings which are available on SEDAR at www.sedar.com.  In addition, please refer to the "Financial Instruments" section of this MD&A for an analysis of financial risk factors.

COVID-19

The current outbreak of COVID-19 pandemic could have a material adverse effect on the Company's business and operations, as well as impacting global economic conditions. COVID-19 has spread to regions where the Company has operations and offices.  Government efforts to control the spread of the virus have resulted in temporary suspensions of our operations in Bolivia, delays and/or deferrals of field work including consultant site work and laboratory results and reduced corporate activities in Canada.  The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities.  All of these could affect commodity prices, interest rates, credit risk, social security and inflation.  Such public health crisis at the moment or in the future may negatively affect the Company's operations along with the operations of its suppliers, contractors, service providers and local communities.

Management’s Discussion and Analysis	Page 15

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

While the COVID-19 pandemic has already had significant, direct impacts on the Company's operations and business, the extent to which the pandemic will continue to impact our operations are highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Bolivian and Canadian governments' mandates to curtail the spreading of the virus, community and social stabilities and the Company's ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to maintain an adequate financial condition and have sufficient capital or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effect on the Company's business and operations.

The Company may experience additional business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events could have a material adverse impact on the Company's business, operations and operating results, financial condition and liquidity.

Political and Economic Risks in Bolivia

The Company's projects are located in Bolivia and, therefore, the Company's current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties.  There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia's history of political and economic instability under a variety of governments and high rate of unemployment.

The Company's exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.  Bolivia's fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change.  The Company cannot predict the government's positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation.  A change in government positions on these issues could adversely affect the Company's business and/or its holdings, assets, and operations in Bolivia.  Any changes in regulations or shifts in political conditions are beyond the control of the Company.  Moreover, protestors and cooperatives have previously targeted foreign firms in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company's operations.  Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

The Company's operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries.  In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

On January 11, 2019, New Pacific announced the execution of the MPC with COMIBOL (see Project Overviews section).  The MPC was approved by Bolivia's Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia.  As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia.  There is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms.

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a "social licence" to operate on its mineral properties. "Social licence" does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company's plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities.  Despite its best efforts, there are factors that may affect the Company's efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support.  There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded.  Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production.  The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Acquisition and Maintenance of Permits and Governmental Approvals

Exploration and development of, and production from, any deposit at the Company's mineral projects require permits from various governmental authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company's mineral projects and have a material adverse impact on the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with the 50 km border restrictions, there is no assurance that the Bolivian companies will be successful in obtaining approval of (i) the mining association agreement from AJAM in the case of Silverstrike Project or (ii) the conversion of the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian governmental authorities.

The Company's current and future operations, including development activities and commencement of production, if warranted, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Time delays and associated costs related to applying for and obtaining permits and licenses may be prohibitive and could delay planned exploration and development activities. Failure to comply with or any violations of the applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Management’s Discussion and Analysis	Page 17

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

Parties engaged in mining operations may be required to compensate those impacted by mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company's operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

(a) Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by and/or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.  It includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company's are being made only in accordance with authorizations of management and the Company's directors; and

(iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial reports.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management evaluates the effectiveness of the Company's internal control over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company's internal control over financial reporting as of March 31, 2021 was effective and provides a reasonable assurance of the reliability of the Company's financial reporting and preparation of the financial statements.

Management’s Discussion and Analysis	Page 18

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

(b) Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the three and nine months ended March 31, 2021 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements").  Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "goals", "forecast", "budget", "potential" or variations thereof and other similar words, or statements that certain events or conditions "may", "could", "would", "might", "will" or "can" occur.  Forward-looking statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals, including the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements are based on the opinions and estimates of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include global economic and social impact of COVID-19, fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described in this MD&A, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2020 and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; including the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; the approval of the mining association agreement for the Silverstrike Project by AJAM; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Management’s Discussion and Analysis	Page 19

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

The disclosure in this MD&A and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this MD&A providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Management’s Discussion and Analysis	Page 20

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2021 (Expressed in Canadian dollars, unless otherwise stated)

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this MD&A may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

Additional information relating to the Company can be obtained under the Company's profile on SEDAR at www.sedar.com, and on the Company's website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 21